===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934

                           --------------------------

                         NEWPORT NEWS SHIPBUILDING INC.
                            (Name of Subject Company)

                         NEWPORT NEWS SHIPBUILDING INC.
                      (Name of Person Filing Statement)

                     Common Stock, Par Value $0.01 Per Share
                  (Including Associated Series A Participating
                   Cumulative Preferred Stock Purchase Rights)
                           (Title of Class of Securities)

                                    652228107
                        (Cusip Number of Class of Securities)

                           --------------------------

                            Stephen B. Clarkson, Esq.
                         Newport News Shipbuilding Inc.
                             4101 Washington Avenue
                             Newport News, VA 23607
                                 (757) 380-2000

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications on Behalf of
                         the Person(s) Filing Statement)

                           --------------------------

                                 With copies to:
                               Richard Hall, Esq.
                             Cravath, Swaine & Moore
                                825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1000


===============================================================================


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Newport News Shipbuilding. At the time the offer is commenced, General Dynamics will file a Tender Offer Statement with the SEC and Newport News Shipbuilding Inc. will file a Solicitation/Recommendation Statement with respect to the offer.

The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision with respect to the offer.

The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of Newport News Shipbuilding at no expense to them. The Tender Offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/ Recommendation Statement will also be available at no charge at the SEC's website at www.sec.gov.

GENERAL DYNAMICS

Acquisition of Newport News Shipbuilding

Investor Presentation
New York, NY

N.D. Chabraja - CEO General Dynamics
W.P. Fricks - CEO Newport News
25 April 2001

General Dynamics

General Dynamics cautions that "Forward-Looking Statements" in this presentation as to future results of operations and financial projections reflect the Company's views, but are necessarily subject to risks and uncertainties and no assurances can be given that such expressed or implied results will be achieved. A more complete expression of these risks and uncertainties is contained in the Company's filings with the Securities and Exchange Commission, and you are encouraged to review these filings, of which the form 10-K and forms 10-Q may be of particular interest.

Newport News Transaction

o      $67.50 Cash Offered For Each NNS Share

o      GD Net Cash Outlay = $2.1 Billion

o      GD Assumes ~ $500 Million Debt

o      Transaction Subject to:
       ->       Majority of NNS Shares Tendered
       ->       Regulatory Approval

o      Closing Contemplated 3rd Quarter 2001

NNS Excellent Strategic Fit

o      Streamlines Management of US Nuclear Shipyards

o      Potential To Free Billions For Navel Shipbuilding

o      Businesses Are Complementary
       ->       Nuclear Ship Competition Ended in 1991

o      Immediately Accretive Without Synergies

Newport News Transaction Metrics

Based on Estimates of 2001 Financial Results

       o  Price/'01 Est. Sales -                                 ~1.2X

       o  Price/'01 Est. EBIT -                                  ~ 11X

       o  Price/'01 Est. EBITDA -                                ~  9X

Logical Next Step For Newport News

o      Shareholders Receive A Good Premium

o Employees and Communities Benefit From Being Part of A Larger and More Diverse Company

o      Customer Is Provided Significant Cost Savings